Memo

State Street Global Advisors Trust Company

One Congress Street

Boston, MA 02114

January 23, 2026

Trust:

State Street® SPDR® S&P 500® ETF Trust (the “Trust”)

c/o State Street Global Advisors Trust Company, as Trustee

One Congress Street

Boston, MA 02114

Trust Sponsor:

PDR Services LLC

11 Wall Street

New York, NY 10005

To Whom It May Concern:

The Trustee of the Trust agrees that it will continue to waive a portion of its Trustee fee, as needed, so that the total annual operating expenses (excluding extraordinary expenses) of the Trust will not exceed 0.0945% of the Trust’s daily net asset value. The fee waiver will be calculated after taking into consideration the earnings credit with respect to uninvested cash balances of the Trust. The amount of the earnings credit will be equal to the then current Federal Funds Rate, as reported in nationally distributed publications, multiplied by each day’s daily cash balance, if any, in the Trust’s cash account, reduced by the amount of reserves, if any, for that account required by the Federal Reserve Board of Governors. The fee waiver will be in effect until February 1, 2027. Thereafter, the Trustee may discontinue this voluntary waiver policy.

STATE STREET GLOBAL ADVISORS TRUST COMPANY,

as Trustee of State Street® SPDR® S&P 500® ETF Trust

/s/ Jeanne LaPorta
Jeanne LaPorta
President

Information Classification: Limited Access